Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”).

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart or Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart or Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management TmarPart or Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart or Oi or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions TmarPart, Oi and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart or Oi make on related subjects in reports and communications TmarPart or Oi file with the SEC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Excerpt of Transcript of Third Quarter 2014 Earnings Call on November 13, 2014.

Exhibit 1

This document is an unofficial transcript of portions of Oi’s earnings release conference call held on November 13, 2014. Due to audio quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk.

Prepared Remarks of Bayard De Paoli Gontijo – Oi S.A.

* * *

In Slide 19, all of Oi’s shareholders are committed to moving towards Novo Mercado. This process has been delayed, primarily due to regulatory approvals. I will work to lead a company that becomes an example of the best corporate governance in Brazil, meeting the highest standards of governance globally.

* * *

Questions and Answers

* * *

Paul Marsch – Berenberg

And can I just follow up with that, maybe as a technical question about listing on the Novo Mercado? There’s a 7.5% limit in the agreement with PT SGPS. In the event that PT SGPS ends up being acquired by a single owner, even though in theory, that would give them 25.6% of Oi or CorpCo, their voting power would actually be limited to 7.5%. But is it possible, technically speaking or theoretically speaking, that a single owner could end up owning 25%, 26% of CorpCo and still a CorpCo be migrated to the Novo Mercado?

Bayard De Paoli Gontijo – Oi S.A.

Yes, definitely. I mean, we are migrating to Novo Mercado. That’s our goal. That’s what we’re going to deliver on. And again, PT SGPS, in many circumstances, will be limited to 7.5%. It doesn’t matter if it is with a different controlling shareholder, with the current shareholders. It’s going to be always limited to 7.5%. That is exactly what we rejected in that tender offer. We remain that limitation in terms of the ability to vote.

* * *